February 5, 2008

Mail Stop 4561

Mr. David W. Heeter
President and Chief Executive Officer
MutualFirst Financial Inc.
110 E. Charles Street
Muncie, Indiana 47305

**Re: MutualFirst Financial Inc.
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed March 16, 2007
        Form 10-Q for Fiscals Quarter Ended March 31, 2007,
        June 30, 2007, and September 30, 2007
        File Number: 000-27905**

Dear Mr. Heeter:

        We have reviewed your response to our comment letter dated January 8, 2008 and have the following comment.

Form 10-K, filed March 16, 2007

Consolidated Statement of Cash Flows, page 63

1.   We note your response to comment one from our letter dated January 8, 2008 in which you agree that you misclassified a loan sale transaction as operating activities instead of investing activities within your Consolidated Statement of Cash Flows. We also note that you have agreed to restate your Consolidated Statement of Cash Flows for the affected period in your upcoming Form 10-K. Please address the following:

   •   Clearly state whether you have concluded that this misclassification is a correction of an error, as defined by paragraph 2(h) of SFAS 154;

- Provide us with your proposed disclosure(s) that will be presented in your upcoming Form 10-K. We refer you to paragraph 26 of SFAS 154; and
- We continue to believe that this is a material misstatement of your Consolidated Statement of Cash Flows that requires you to file an Item 4.02 Form 8-K. Please tell us when you intend to file your 8-K.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding this comment.

                                        Sincerely,

                                        John P. Nolan
                                        Accounting Branch Chief